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To the Securities Commission or similar regulatory authority in each of the provinces and territories of Canada

Dear Sirs/Mesdames:

Harvest Energy Trust (the Trust )

We refer to the short form prospectus of the above Trust dated April 18, 2008 relating to the sale and issue of $250,000,000 aggregate principal amount of convertible unsecured subordinated debentures of the Trust.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated March 12, 2008 to the unitholders of the Trust on the following financial statements:

Consolidated balance sheets as at December 31, 2007 and 2006;

Consolidated statements of income and comprehensive (loss) income, unitholders equity and cash flows for the years then ended.

We also consent to the use, through incorporation by reference in the short form prospectus, of our report dated March 12, 2008 to the Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust and the unitholders of Harvest Energy Trust on the effectiveness of the internal control over financial reporting as at December 31, 2007.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
April 18, 2008